Shearman & Sterling LLP
FAX: 646-848-5009 www.shearman.com WRITER'S DIRECT NUMBER: (212) 848-5009 WRITER'S EMAIL ADDRESS: astolper@shearman.com August 28, 2008 BY EDGAR AND FACSIMILE	599 LEXINGTON AVENUE NEW YORK, NY 10022-6069	ABU DHABI BEIJING BRUSSELS DÜSSELDORF FRANKFURT HONG KONG LONDON MANNHEIM MENLO PARK MUNICH NEW YORK PARIS ROME SAN FRANCISCO SÃO PAULO SHANGHAI SINGAPORE TOKYO TORONTO WASHINGTON, D.C.

Mr. Matt McNair
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405
Fax: (202) 772-9208

Banco Macro S.A.,
Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 30, 2008
File No. 001-32827

Dear Mr. McNair:

Banco Macro S.A., (the “Company”) has received the Staff’s comment letter dated August 8, 2008 concerning the above-referenced filing on Form 20-F.  On behalf of the Company, we advise you as follows regarding your comments as noted below:

SEC Comment No. 1.

Item 3. Key Information
Selected Financial Data, page 1

1.
Item 3.A.3 on Form 20-F requires disclosure of the exchange rate in this section.  Please confirm that in future filings you will include a cross-reference to the section where exchange ratio information is located if it is disclosed other than in Item 3.

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Response to Comment No. 1.

In future filings, the Company will include a cross-reference to the section where the exchange ratio information is located if it is disclosed other than in Item 3.

SEC Comment No. 2.

Item 4. Information on the Company
C. Organizational Structure
Subsidiaries, page 38

2.
Your disclosure does not fully comply with Item 4.C of Form 20-F.  For example, it does not disclose the country of incorporation or residence of each subsidiary, nor does it disclose the proportion of ownership interest.  Please revise your future filings accordingly.

Response to Comment No. 2.

The Company will fully comply with Item 4.C of Form 20-F in future filings.  This includes, but is not limited to, disclosing the country of incorporation or residence of each subsidiary and the proportion of ownership interest of each subsidiary.

SEC Comment No. 3.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders, page 82

3.
Please confirm that in future filings you will indicate whether the company’s major shareholders have different voting rights.  If major shareholders do not have different voting rights, please include an appropriate negative statement to that effect.  Refer to Item 7.A.1(c) of Form 20-F

Response to Comment No. 3.

In future filings, the Company will indicate whether the Company’s major shareholders have different voting rights.  If the Company’s major shareholders do not have different voting rights, the Company will include an appropriate negative statement to that effect.

SEC Comment No. 4.

Item 9. The Offer and Listing
A. Offer and listing details, page 85

4.
This section does not fully comply with Item 9.A.4 of the Form 20-F.  You must provide the annual high and low market prices for the five most recent full financial years.  Additionally, the host country market price must be provided for each covered period. Please revise your future filings to comply with this item requirement.

Response to Comment No. 4.

In future filings, the Company will provide the annual high and low market prices for the five most recent full financial years.  In addition, the Company will provide the host country market price for each covered period in future filings.

SEC Comment No. 5.

Item 10. Additional Information
Documents on Display, page 96

5.	The correct address for the public reference room of the Securities and Exchange Commission is 100 F Street, NE, Washington, D.C. 20549. Please review your future filings accordingly.

Response to Comment No. 5.

In future filings, the Company will make certain that any references to the address of the public reference room of the Securities and Exchange Commission reflect the above address.

SEC Comment No. 6.

Exhibits
Exhibits 12.1 and 12.2

6.
 The certifications omit a portion of the introductory language to paragraph 4.  Please revise.  You may file an abbreviated amendment consisting of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications. Additionally, we remind you that certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Form 20-F.  Refer to Instructions as to Exhibits of the Form 20-F.

Response to Comment No. 6.

The Company has revised the certifications to include the language that was inadvertently omitted from paragraph 4 of the certification.  Please refer to the amendment, which includes a cover page, explanatory note, signature page, and the amended certification.

******

In accordance with the requests at the end of your letter, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 212-848-5009 or Mr. Jorge Horacio Brito of the Company at (011-54-11) 5222-8206.

Very truly yours,

/s/ Antonia E. Stolper

cc:	Gregory Dundas – Senior Attorney – Securities and Exchange Commission
Paola Gayoso – Banco Macro S.A.